UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD
Specialized Disclosure Report

Chevron Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-00368	94-889210
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5001 Executive Parkway, Suite 200, San Ramon, CA		94583
(Address of principal executive offices)		(Zip Code)

Alana K. Knowles
Vice President and Controller
(925) 842-1000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____________.

☑	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01     Resource Extraction Issuer Disclosure and Report
(a)    Required Disclosure.
Section 13(q) of the Securities Exchange Act of 1934, as amended, and Rule 13q-1 and Form SD promulgated thereunder (collectively, the “Resource Extraction Payment Rules”) require resource extraction issuers to disclose payments made to the U.S. federal government or a foreign government (each, a “government” and collectively, “governments”) for the purpose of the commercial development of oil, natural gas, or minerals. In accordance with the Resource Extraction Payment Rules, this Form SD covers such payments made by Chevron Corporation and its consolidated subsidiaries1 (collectively, “Chevron”) for the fiscal year ended December 31, 2023. Terms and phrases used but not defined in this Form SD have the meanings provided under the Resource Extraction Payment Rules.

Disclosure of Payments by Resource Extraction Issuers.
The specified payment disclosure required is included in Exhibit 99.1 to this Form SD.

Payments are reported on a cash basis in U.S. dollars. Foreign currency payments are converted using the exchange rate that existed at the time the payment was made.

Taxes are reported net of all refunds received, if any, during the reporting year and include property taxes directly associated with producing or exploration properties and withholding taxes assessed on the income earned from extractive activities. Amounts reported also include payments made by a government on behalf of Chevron as part of a tax-paid production sharing contract (“PSC”).

Production entitlement refers to a government’s share of production as defined in a PSC, as well as a state-owned company’s share of production as a working interest holder within its home country net of the cash funding provided to cover capital and operating expenditures. A state-owned company that is involved in projects outside of its home country is not considered a government for purposes of the Resource Extraction Payment Rules. Production entitlements are reported based on their contractual value, where applicable, or if no contractual value, based on their fair value. In a tax-paid PSC in which a government settles Chevron’s tax obligation from its own share of
1 As used in this report, the term “Chevron” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and "its" may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or all of them taken as a whole, but unless stated otherwise they do not include “affiliates” of Chevron — i.e., those companies accounted for by the equity method (generally owned 50 percent or less) or non-equity method investments. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

production entitlements, such amount is netted from the reported production entitlement and reported as a tax payment.

For fully integrated projects that include both extractive and non-extractive activities, payments to governments are disclosed for the projects in their entirety in such cases where it is not possible to disaggregate between the extractive and non-extractive components of the payments.

Because the scope and basis for preparation of this Form SD is in accordance with the Resource Extraction Payment Rules, amounts reported in this Form SD may be different from disclosures in Chevron’s other publicly available financial reports, including those found within Chevron’s periodic reports filed with the U.S. Securities and Exchange Commission.

(b)    Delayed Reporting.
1.As permitted by Item 2.01(b)(1) of Form SD, Chevron is delaying the disclosure of payments made in 2023 related to certain exploratory activities and will disclose these payments in the Form SD submitted for the fiscal year ended December 31, 2024.
2.As permitted by Item 2.01(b)(2) of Form SD, Chevron is relying on the reporting delay accommodation relating to our acquisition of PDC Energy, Inc. (“PDC Energy”), which was acquired by Chevron in August 2023 and was not previously required to report under the Resource Extraction Payment Rules or pursuant to an acceptable alternative reporting regime in its last full fiscal year. Accordingly, PDC Energy’s payments to governments are not included in this Form SD and will be included in Chevron’s Form SD for the fiscal year ended December 31, 2024.

Section 3 – Exhibits
Item 3.01    Exhibits
The following exhibits are furnished as part of this report:

EXHIBIT INDEX

Exhibit No.	Description

99.1	Chevron Corporation Resource Extraction Payment Report for the fiscal year ended December 31, 2023.
* Furnished herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Chevron Corporation
(Registrant)

By:	/s/ Eimear P. Bonner	September 24, 2024

	Eimear P. Bonner	Date
Vice President and Chief Financial Officer